Exhibit 99.1

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS INDECK MAINE ENERGY, LLC December 31, 2005, 2004 and 2003 (As Restated)

C O N T E N T S

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members
Indeck Maine Energy, LLC

We have audited the accompanying balance sheets of Indeck Maine Energy, LLC (an Illinois limited liability company) as of December 31, 2005, 2004 and 2003, and the related statements of operations and changes in members’ deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indeck Maine Energy, LLC as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements as of and for the years ended December 31, 2005, 2004 and 2003 have been restated as discussed in Note B to the financial statements.

/s/ GRANT THORNTON LLP
Edison, New Jersey
May 23, 2007

Indeck Maine Energy, LLC

BALANCE SHEETS

December 31,

	2005	2004	2003
ASSETS	(Restated)	(Restated)	(Restated)

Current assets
Cash and cash equivalents	$3,714,337	$2,543,188	$195,210
Restricted cash	-	1,777,492	-
Trade receivables	5,473,149	2,553,154	248,480
Due from affiliates	-	-	368,292
Inventory	1,752,788	330,754	60,059
Prepaid expenses	43,086	86,835	12,896

Total current assets	10,983,360	7,291,423	884,937

Property, plant and equipment, net	6,576,800	3,808,674	3,376,088

Security deposits	2,559,395	1,850,000	160,000
Other assets	193,039	267,764	-

Total assets	$20,312,594	$13,217,861	$4,421,025

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities
Accounts payable and accrued expenses	$705,638	$513,695	$590,286
Due to affiliates	1,502,463	2,178,090	1,133,897
Management fees payable	700,000	600,000	500,000
Term loan payable - current portion	1,100,000	1,200,000	-
Note payable - current portion	45,343	-	-

Total current liabilities	4,053,444	4,491,785	2,224,183

Term loan payable - long-term portion	1,822,508	4,800,000	-
Note payable - long-term portion	213,296	-	-
Notes payable to members	16,301,000	12,301,000	8,301,000
Interest payable to members	3,402,852	2,047,934	1,364,938

Total liabilities	25,793,100	23,640,719	11,890,121

Commitments and contingencies

Total members’ deficit	(5,480,506)	(10,422,858)	(7,469,096)

Total liabilities and members’ deficit	$20,312,594	$13,217,861	$4,421,025

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

STATEMENTS OF OPERATIONS AND
CHANGES IN MEMBERS’ DEFICIT

Year ended December 31,

	2005	2004	2003
	(Restated)	(Restated)	(Restated)

Power generation revenue	$21,535,382	$8,604,403	$5,092,698
Renewable attribute revenue	12,283,077	6,179,386	4,500,337

Total revenues	33,818,459	14,783,789	9,593,035

Cost of revenues	26,870,078	16,541,728	10,328,889

Gross profit (loss)	6,948,381	(1,757,939)	(735,854)

General and administrative expenses	543,636	393,540	272,152

Income (loss) from operations	6,404,745	(2,151,479)	(1,008,006)

Other (expense) income
Interest income	87,215	9,338	1,037
Interest expense	(1,549,608)	(811,621)	(415,052)

Other expense, net	(1,462,393)	(802,283)	(414,015)

Net income (loss)	4,942,352	(2,953,762)	(1,422,021)

Members’ deficit, beginning	(10,422,858)	(7,469,096)	(6,047,075)

Members’ deficit, ending	$(5,480,506)	$(10,422,858)	$(7,469,096)

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2005	2004	2003
	(Restated)	(Restated)	(Restated)

Cash flows from operating activities
Net income (loss)	$4,942,352	$(2,953,762)	$(1,422,021)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation and amortization	324,536	260,449	245,428
Noncash interest payable to members	1,354,918	682,996	415,052
Changes in operating assets and liabilities
Restricted cash	-	(2,492)	-
Trade receivables	(2,919,995)	(2,304,674)	240,062
Inventory	(1,422,034)	(270,695)	564,888
Prepaid expenses	43,749	(73,939)	15,685
Security deposits	(709,395)	(1,690,000)	(160,000)
Other assets	74,725	(267,764)	-
Accounts payable and accrued expenses	191,943	(76,591)	227,696
Due to/from affiliates, net	(675,627)	1,412,485	(1,079,386)
Management fees payable	100,000	100,000	100,000

Total adjustments	(3,637,180)	(2,230,225)	569,425

Net cash provided by (used in) operating activities	1,305,172	(5,183,987)	(852,596)

Cash flows from investing activities
Capital expenditures	(2,834,023)	(693,035)	(158,464)

Net cash used in investing activities	(2,834,023)	(693,035)	(158,464)

Cash flows from financing activities
Proceeds from notes payable to members	4,000,000	4,000,000	1,200,000
Repayment of term loan payable, net of restricted cash
applied of $1,777,492	(1,300,000)	-	-
Proceeds from term loan, net of restricted cash of $1,775,000	-	4,225,000	-

Net cash provided by financing activities	2,700,000	8,225,000	1,200,000

Net increase in cash and cash equivalents	1,171,149	2,347,978	188,940

Cash and cash equivalents, beginning of year	2,543,188	195,210	6,270

Cash and cash equivalents, end of year	$3,714,337	$2,543,188	$195,210

Supplemental disclosure of cash flow information:
Cash paid during the year for
Interest	$267,856	$110,883	$-

Supplemental disclosure of noncash investing and financing activities:
Equipment acquired under finance agreement	$258,639	$-	$-

The accompanying notes are an integral part of these financial statements.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE A - DESCRIPTION OF BUSINESS

Indeck Maine Energy, LLC (the “Company”) is an Illinois limited liability company formed on April 1, 1997 by Indeck Energy Services, Inc. (“IES”) for the purpose of acquiring, operating and managing two 24.5 megawatt wood-fired electric generation facilities (the “Facilities”) located in Maine.  The Facilities were acquired on June 10, 1997 and the operations will be dissolved by 2097.  On June 11, 1997, Ridgewood Maine, LLC (“Ridgewood”), which is owned equally by Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V, purchased a 50% membership interest in the Company from IES for $14,000,000.

In accordance with the Operating Agreement, fiscal year allocations are to be made to the members as follows:

1.    Allocation of Profits and Losses

Profits shall be allocated to IES until the cumulative amount of profits allocated is equal to the cumulative amount of distributions made or to be made to each member pursuant to the distribution provisions of the Operating Agreement.

Second, losses, and all remaining profits shall be allocated to Ridgewood.  Also, all depreciation shall be allocated to Ridgewood.

Losses and depreciation allocated to Ridgewood in accordance with the Operating Agreement may not exceed the amount that would cause Ridgewood to have an Adjusted Capital Account Deficit, as defined, at the end of such year.  All losses and depreciation in excess of this limitation shall be allocated to IES who will not be subject to this limitation, in proportion to and to the extent of its positive Capital Account Balances, as defined.

Also, if in any fiscal year a member receives an adjustment, allocation or distribution as described in the Operating Agreement, and such allocation or distribution causes or increases an Adjusted Capital Account Deficit for such fiscal year, such member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible.

The Operating Agreement authorizes Ridgewood, as the Tax Matters Member, to divide other allocations of profits, losses and other items of income, gain, loss and deduction among the members in any reasonable manner so as to prevent the allocations from distorting the manner in which they were intended.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE A (continued)

2.    Distributions of Net Cash Flow From Operations

First, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations, as defined, until Ridgewood has received the full amount of any unpaid portion of Ridgewood’s Priority Return From Operations, as defined, for any preceding fiscal year.

Ridgewood’s Priority Return From Operations is an amount equal to 18% per annum of $14 million, increased by the amount of any additional contribution made by Ridgewood and reduced by the amount of distributions to Ridgewood of Net Cash Flow From Capital Events, as defined.

Second, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations until Ridgewood has received Ridgewood’s Priority Return From Operations for the current fiscal year.  As of December 31, 2005, Ridgewood’s Priority Return From Operations is approximately $21.4 million.

Third, the Company shall distribute 100% of Net Cash Flow From Operations to IES, in accordance with its interest until it has collectively received an amount equal to the amount distributed to Ridgewood during the current fiscal year.

Fourth, the Company shall thereafter distribute any remaining balance of Net Cash Flow From Operations 25% to Ridgewood and 75% to IES, until such time as Ridgewood has received aggregate distributions equal to Ridgewood’s Initial Capital Contribution, as defined.  At such time, the distribution percentages shall be allocated 50% to Ridgewood and 50% to IES.

There were no distributions of Net Cash Flow From Operations during the years ended December 31, 2005, 2004 and 2003.

3.    Distributions of Net Cash Flow From Capital Events

The Company shall distribute Net Cash Flow From Capital Events, as defined, with 50% paid to Ridgewood and 50% paid to IES.  Net Cash Flow From Capital Events is defined as any cash received from any source other than Net Cash Flow From Operations.

There were no distributions of Net Cash Flow From Capital Events during the years ended December 31, 2005, 2004 and 2003.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B - RESTATEMENT OF FINANCIAL STATEMENTS

The Company has identified a series of adjustments that have resulted in the restatement of the previously issued financial statements for the years ended December 31, 2005, 2004 and 2003.

The following table presents the effects of the restatement adjustments upon the Company’s previously reported balance sheet and statement of operations as of December 31, 2005:

	December 31, 2005
	Previously
Balance Sheet	reported	Adjustments		Restated
ASSETS

Current assets	$10,961,247	$22,113	(A)	$10,983,360

Noncurrent assets	9,349,839	(20,605)	(B)	9,329,234

Total assets	$20,311,086	$1,508		$20,312,594

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities	$4,020,301	$33,143	(C) (D) (I)	$4,053,444

Noncurrent liabilities	21,739,656	-		21,739,656

Members’ deficit	(5,448,871)	(31,635)	(A) (B) (C) (D) (I)	(5,480,506)

Total liabilities and members’ deficit	$20,311,086	$1,508		$20,312,594

	Year ended December 31, 2005
	Previously
Statement of Operations	reported	Adjustments		Restated

Revenues	$33,881,459	$(63,000)	(G) (I)	$33,818,459
Cost of revenues	26,972,287	(102,209)	(B) (D) (E) (F)	26,870,078

Gross profit	6,909,172	39,209		6,948,381

General and administrative expenses	610,383	(66,747)	(C) (E)	543,636

Income from operations	6,298,789	105,956		6,404,745

Other (expense) income, net	(1,469,873)	7,480	(A) (H)	(1,462,393)

Net income	$4,828,916	$113,436		$4,942,352

(A)	The Company did not recognize interest receivable of $22,113 for the fourth quarter of 2005. This resulted in an increase in other income and trade receivables.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(B)
The reimbursement of a security deposit relating to wood chips was not originally recorded in 2005.  The adjustment resulted in a decrease in security deposit and an increase in the cost of revenues of $20,605.

(C)
The Company overaccrued $51,222 and underaccrued $8,755 of accounting fees for the years ended December 31, 2005 and 2004, respectively.  The 2005 overaccrual of $51,222 was recorded as a reduction to accounts payable and general and administrative expenses and the 2004 underaccrual of $8,755 was recorded as an increase to the beginning members’ deficit.

(D)	The Company failed to record expenses of $5,610 pertaining to 2005. The adjustment, therefore, resulted in an increase in 2005 accrued expenses and cost of revenues.

(E)
The Company recorded expenses of $109,913 pertaining to 2004 in 2005.  The adjustment, therefore, resulted in an increase in beginning members’ deficit of $109,913, cost of revenues by $94,328 and a decrease in general and administrative expenses by $15,585.

(F)
The decrease in cost of revenues is also due to the reversal of sales and use tax expense of $34,035 in 2005.  The Company made the adjustment by recognizing the sales and use tax expense in the proper period by recording an accrual of $34,035 and $17,859 for the years ended December 31, 2004 and 2003, respectively, related to the purchase of certain inventory items.

(G)	The Company originally recorded $7,000 as revenue in 2004 that was earned in 2005. This was adjusted by increasing revenue in 2005 and decreasing accounts receivable and revenue in 2004.

(H)
The Company incorrectly capitalized $14,633 to equipment and similarly decreased interest expense.  This resulted in an adjustment of $14,633 which was recorded as an increase in interest expense and a decrease in equipment.

(I)
The Company did not recognize a $70,000 liability to an affiliate in conjunction with an agreement the Company and its affiliates have with a power marketer (see Note J).  This resulted in an increase in due to affiliates and a decrease in renewable attribute revenue.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

The following table presents the effects of the restatement adjustments upon the Company’s previously reported balance sheet and statement of operations as of December 31, 2004:

	December 31, 2004
	Previously
Balance Sheet	reported	Adjustments		Restated

ASSETS

Current assets	$5,520,931	$1,770,492	(A) (I)	$7,291,423

Noncurrent assets	7,689,297	(1,762,859)	(B) (I)	5,926,438

Total assets	$13,210,228	$7,633		$13,217,861

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities	$4,339,081	$152,704	(C) (D) (E)	$4,491,785

Noncurrent liabilities	19,148,934	-		19,148,934

Members’ deficit	(10,277,787)	(145,071)	(A) (B) (C) (D)	(10,422,858)

Total liabilities and members’ deficit	$13,210,228	$7,633		$13,217,861

	Year ended December 31, 2004
	Previously
Statement of Operations	reported	Adjustments		Restated

Total revenues	$14,789,384	$(5,595)	(A) (H)	$14,783,789
Cost of revenues	16,657,402	(115,674)	(C) (E) (F) (G) (H)	16,541,728

Gross (loss) profit	(1,868,018)	110,079		(1,757,939)

General and administrative expenses	379,754	13,786	(D) (E)	393,540

(Loss) income from operations	(2,247,772)	96,293		(2,151,479)

Other (expense) income, net	(816,916)	14,633	(B)	(802,283)

Net (loss) income	$(3,064,688)	$110,926		$(2,953,762)

(A)	The Company originally recorded $7,000 as revenue in 2004 that was earned in 2005. This was adjusted by reducing accounts receivable and revenue in 2004.

(B)	The Company originally expensed borrowing costs of $14,633 that should have been capitalized to equipment. The adjustment decreased interest expense and increased the equipment balance.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(C)
The Company did not accrue sales tax of $16,176 and $17,859 for the years ended December 31, 2004 and 2003, respectively, which related to the purchase of certain inventory items.  The corresponding adjustment, therefore, increased accrued expenses by $34,035, cost of revenues by $16,176 and beginning members’ deficit by $17,859.

(D)
The Company overaccrued $1,800 and underaccrued $10,555 of accounting fees for the years ended December 31, 2004 and 2003 respectively.  The 2004 overaccrual was recorded as a decrease of $1,800 in accounts payable and general and administrative expenses.  The 2003 underaccrual adjustment increased accounts payable and increased beginning members’ deficit by $10,555.

(E)
The Company recorded expenses of $109,913 pertaining to 2004 in 2005.  The adjustment, therefore, increased accrued expenses by $109,913, cost of revenues by $94,328 and general and administrative expenses by $15,585.

(F)
Originally, the Company had written off certain intangibles in 2004.  This was adjusted and the Company wrote off the intangible balance, net of accumulated amortization during 2002.  In 2004, the Company reversed the original write-off of intangibles by decreasing cost of revenues by $125,764.

(G)
The Company had recorded the purchase of inventory in 2004 by increasing the cost of revenues by $101,819, though the purchase of inventory occurred in 2003.  The Company adjusted this by reducing cost of revenues in 2004.

(H)	The Company originally included $1,405 of revenue with cost of revenues. This amount was reclassified to power generation revenue.

(I)	The Company originally included $1,777,492 of restricted cash in noncurrent assets. This amount was reclassified to current assets.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

The following table presents the effects of the restatement adjustments upon the Company’s previously reported balance sheet and statement of operations as of December 31, 2003:

	December 31, 2003
	Previously
Balance Sheet	reported	Adjustments		Restated

ASSETS

Current assets	$884,937			$884,937

Noncurrent assets	3,661,852	$(125,764)	(A)	3,536,088

Total assets	$4,546,789	$(125,764)		$4,421,025

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities	$2,093,950	$130,233	(B) (D) (E)	$2,224,183

Noncurrent liabilities	9,665,938	-		9,665,938

Members’ deficit	(7,213,099)	(255,997)	(A) (B) (C) (D) (E)	(7,469,096)

Total liabilities and members’ deficit	$4,546,789	$(125,764)		$4,421,025

	Year ended December 31, 2003
	Previously
Statement of Operations	reported	Adjustments		Restated

Revenues	$9,593,035			$9,593,035
Cost of revenues	10,332,348	$(3,459)	(A) (B) (C) (E) (F)	10,328,889

Gross (loss) profit	(739,313)	3,459		(735,854)

General and administrative expenses	288,397	(16,245)	(D) (F)	272,152

(Loss) income from operations	(1,027,710)	19,704		(1,008,006)

Other (expense) income, net	(414,015)	-		(414,015)

Net (loss) income	$(1,441,725)	$19,704		$(1,422,021)

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(A)
Amounts previously recognized as intangibles, net of accumulated amortization were overstated by $125,764 at December 31, 2003.  The corresponding adjustments increased beginning members’ deficit and decreased cost of revenues by $135,110 and $9,346, respectively, for the year ended December 31, 2003.

(B)
The Company recorded a purchase of inventory in 2004 though it occurred in 2003.  As a result, such adjustments increased accounts payable and increased cost of revenues by $101,819, for the year ended December 31, 2003.  In addition, it was determined that $68,786 of cost of revenues, previously recognized in 2003, should have been recognized in 2002.  This amount has been restated as a reduction of cost of revenues and an increase to beginning members’ deficit.

(C)
The Company originally recognized $31,406 of cost of revenues in 2003 that should have been recognized in 2002.  This resulted in the decrease of cost of revenues and an increase in beginning members’ deficit by $31,406, respectively.

(D)
The Company overaccrued $21,000 and underaccrued $31,555 of accounting fees for the years ended December 31, 2003 and 2002, respectively.  An adjustment was recorded in 2003 to increase accounts payable by $10,555, decrease general and administrative expenses by $21,000 and to increase beginning members’ deficit by $31,555.

(E)
The Company did not recognize accounts payable of $9,015 and $8,844 in 2003 and 2002, respectively, related to sales tax on inventory purchases.  As a result, the corresponding adjustments increased accrued expenses by $17,859, cost of revenues by $9,015 and increased beginning members’ deficit by $8,844.

(F)	Originally, the Company included bank fees of $4,755 in cost of revenues. The Company recorded an entry to reclassify the bank fees from cost of revenues to general and administrative expenses.

The Company restated 2002 amounts by adjusting members’ deficit as of January 1, 2003.  The following is the summary of adjustments that were made to members’ deficit as of January 1, 2003: (a) write-off of intangible assets, net of accumulated amortization of $135,110, (b) costs of sales of $100,192 originally recorded in 2003 have been properly recorded in 2002 (c) underaccrual of accounting fees of $31,555 and (d) an underaccrual of sales tax on inventory of $8,844.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of property, plant and equipment and recordable liabilities for litigation and other contingencies.  The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

2.    Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.  Cash balances with banks as of December 31, 2005, 2004 and 2003, exceed insured limits by approximately $3,511,000, $2,340,000 and $95,000, respectively.

3.    Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned, and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

4.    Revenue Recognition

For the years ended December 31, 2005 and 2004, power generation revenue is recorded in the month of delivery, based on the actual volume sold at daily market rates through an Independent System Operator (“ISO”).

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

For the year ended December 31, 2003, power generation revenue was recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract.  Adjustments were made to reflect actual volumes delivered when the actual volumetric information subsequently became available.  Final adjustments did not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of renewable portfolio standard attributes (“RPS Attributes”).  As discussed in Note I, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity.  RPS Attributes have various classes, with each class assigned a limited life.  Renewable attribute revenue is recorded in the month in which the attributes are produced, as the Company has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

5.    Inventory

Inventory, consisting of wood, is stated at the lower of cost or market value, with cost being determined using the first-in, first-out method.

6.    Impairment of Long-Lived Assets

The Company evaluates long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated discounted future cash flows.

7.    Property, Plant and Equipment

Property, plant and equipment, consisting of land, power generation facilities, equipment and construction in progress, are stated at cost.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

The Company uses the straight-line method of depreciation over the estimated useful life of the assets:

Power generation facilities	20 years
Equipment	5 years

8.    Significant Customers

During 2005, 2004 and 2003, the Company’s two largest customers accounted for 63% and 27%, 57% and 42%, and 49% and 47% of total revenues, respectively.

9.    Income Taxes

No provision is made for income taxes in the accompanying financial statements as the income or loss of the Company is passed through and included in the income tax returns of the members.

 10.    Reclassification

Certain items in previously issued financial statements have been reclassified for comparative purposes.  This had no effect on income or loss.

 11.    New Accounting Standards and Disclosures

FIN 45

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.  FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.  The Company adopted FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

SFAS No. 154

In May 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections.  SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  This statement changes the requirements for the accounting for, and reporting of, a change in accounting principle and applies to all voluntary changes in accounting principle, as well as changes pursuant to accounting pronouncements that do not include transition rules.  Under SFAS No. 154, changes in accounting principle must be applied retrospectively to prior periods’ financial statements, or the earliest practicable date, as the required method for reporting a change in accounting principle.  The Company adopted SFAS No. 154 effective December 15, 2005, with no material impact on the financial statements.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2005, 2004 and 2003, property, plant and equipment at cost and accumulated depreciation were:

	2005	2004	2003

Land	$158,000	$158,000	$158,000
Power generation facilities	8,011,628	4,604,517	4,384,809
Equipment	271,012	180,948	112,134
Construction in-progress	-	404,513	-

	8,440,640	5,347,978	4,654,943

Less accumulated depreciation	(1,863,840)	(1,539,304)	(1,278,855)

	$6,576,800	$3,808,674	$3,376,088

For the years ended December 31, 2005, 2004 and 2003, the Company recorded depreciation expense of $324,536, $260,449 and $240,062, respectively, as part of cost of revenues.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE E - LONG-TERM DEBT

On August 6, 2004, the Company entered into a $6,000,000 Mortgage Loan Agreement with Commerce Bank/North (“Commerce”).  Pursuant to the terms of the agreement, the Company received approximately $4,225,000 with the remaining $1,775,000 placed in a restricted reserve account with Commerce.  The loan requires the payment of interest only during the period September 1, 2004 through November 30, 2004.  Interest for this period was based on a variable rate equal to the prime rate plus 1%.  On December 1, 2004, the loan converted to a term loan bearing interest, which is payable monthly, at 6.27% per annum, which was based on the five-year Treasury Bill rate as of November 24, 2004 plus 275 basis points.  Monthly principal payments of $100,000 commenced on January 1, 2005 and will continue through December 1, 2009.  The loan is secured by the Company’s assets, with the exception of receivables on renewable attribute revenue.

On January 25, 2005, the Company and Commerce agreed to amend the commercial loan.  Pursuant to the amendment, the restricted reserve funds, which amounted to $1,777,492 at December 31, 2004 and were part of the $6,000,000 loan, would be applied to the outstanding loan balance without incurring a prepayment penalty.  As a result of this prepayment, the loan will now mature on July 1, 2008.  All other terms of the original agreement remain unchanged.

Following is a summary of term loan payable as of December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003

Term loan payable	$2,922,508	$6,000,000	$-
Less current portion	(1,100,000)	(1,200,000)	-

Total long-term portion	$1,822,508	$4,800,000	$-

Remaining scheduled repayments of term loan payable as of December 31, 2005 are as follows:

Year ended December 31,

2006	$1,100,000
2007	1,200,000
2008	622,508

$2,922,508

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE E (continued)

In December 2005, the Company entered into an agreement to finance equipment which will be used at the West Enfield facility.  The promissory note of $258,639 bears interest at the rate of 6.40% per annum.  Monthly installments of $5,048, including interest, will commence in January 2006 and will continue through December 2010.  The loan is collateralized by the equipment.

Following is a summary of the note payable as of December 31, 2005:

December 31,
2005

Note payable	$258,639
Less current portion	(45,343)

Total long-term portion	$213,296

Remaining scheduled repayments of the note payable as of December 31, 2005 are as follows:

Year ended December 31,

2006	$45,343
2007	48,332
2008	51,518
2009	54,913
2010	58,533

$258,639

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE F - NOTES PAYABLE TO MEMBERS

Notes payable to members consist of the following as of December 31, 2005, 2004 and 2003:

	December 31,
	2005	2004	2003

Note payable to IES; interest at 5% per annum	$4,150,500	$4,150,500	$4,150,500
Note payable to IES; interest at 12% per annum	2,000,000	2,000,000	-
Note payable to IES; interest at 18% per annum	2,000,000	-	-
Note payable to Ridgewood; interest at 5% per annum	4,150,500	4,150,500	4,150,500
Note payable to Ridgewood; interest at 12% per annum	2,000,000	2,000,000	-
Note payable to Ridgewood; interest at 18% per annum	2,000,000	-	-

	$16,301,000	$12,301,000	$8,301,000

The notes to members, which are payable on demand, are subordinate to the Commerce term loan.  Accrued interest on the notes payable to members, which is also subordinated to the term loan, is classified as interest payable to members.  As a part of the subordination agreement, the members have agreed that prior to the payment in full of the Commerce loan and termination of all obligations of Commerce, the members shall not, without prior written consent of Commerce, accelerate the maturity of all or any portion of the subordinated debt and related interest, or take any action towards collection of all or any portion of the subordinated debt or enforcement of any rights, powers or remedies under the subordinated debt documents.

Interest payable to members at December 31, 2005, 2004 and 2003 is as follows:

	December 31,
	2005	2004	2003

IES	$1,701,426	$1,023,967	$682,469
Ridgewood	1,701,426	1,023,967	682,469

	$3,402,852	$2,047,934	$1,364,938

NOTE G - RELATED PARTY TRANSACTIONS

The Company is required to pay certain members of the board of managers a fee for management services of $100,000 per year.  Additional management fees of up to $200,000 per year may be payable contingent upon achieving positive Net Cash Flow from Operations and Capital Events, as defined, and are subordinated to Ridgewood’s Priority Return from Operations, as defined.  For the years ended December 31, 2005, 2004 and 2003, management fees of $100,000 for each of the years are included in cost of revenues.  As of December 31, 2005, 2004 and 2003, the Company has management fees payable of $700,000, $600,000 and $500,000, respectively.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE G (continued)

Under an Operating Agreement with Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V (collectively, the “Trusts”), Ridgewood Power Management LLC (“Ridgewood Management”), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company.  Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the years ended December 31, 2005, 2004 and 2003, Ridgewood Management charged the Company $486,243, $357,677 and $442,557, respectively, for overhead items allocated in proportion to the amount invested in projects managed.  Ridgewood Management also charged the Company for all of the remaining direct operating and nonoperating expenses incurred during the periods.  Additionally, the Company records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2005, 2004 and 2003, the Company had outstanding payables and receivables, with the following affiliates:

	December 31,			December 31,
	2005	2004	2003	2005	2004	2003
		Due from			Due to

Ridgewood Management	$-	$-	$-	$1,432,463	$1,522,000	$763,670
Ridgewood Electric Power Trust IV	-	-	298,292	-	421,691	-
Ridgewood Electric Power Trust V	-	-	-	-	234,399	370,227
Other affiliates	-	-	70,000	70,000	-	-

	$-	$-	$368,292	$1,502,463	$2,178,090	$1,133,897

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2005, 2004 and 2003, the carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, management fee payable and notes payable to members approximates their fair value.  The fair value of the term loan payable, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE I - APPROVAL OF QUALIFICATION

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the “Restructuring Act”).  Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e., those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill.  Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units.  Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier’s sales in that year.  Subsequent to 2009, the increase in the percentage requirement will be determined and set by the Massachusetts Division of Energy Resources (“DOER”).

On July 8, 2002, the Company received a “Statement of Qualification” from the DOER pursuant to the renewable portfolio standards (“RPS”) adopted by Massachusetts.  Since the Company has been qualified, it may sell to retail electric suppliers the RPS Attributes associated with its electrical energy.  Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself.  Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product.  Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS Regulations.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company and several of its affiliates have an agreement with a power marketer for which they are committed to sell RPS Attributes derived from their electric generation.  The agreement provides such power marketer with six separate annual options to purchase such attributes from 2004 through 2009 at fixed prices, as defined.  If the Company and its affiliates fail to supply the required number of attributes, penalties may be imposed.  In accordance with the terms of the agreement, if the power marketer elects to exercise an annual option and the Company and its affiliates produce no attributes for such option year, the Company and its affiliates face a maximum penalty, which is adjusted annually for the change in the consumer price index, among other things, of approximately $3,283,000, measured using current factors, for that option year and any other year in which an option has been exercised and no attributes have been produced.  Pursuant to the agreement, the Company is liable for 70% of the total penalty, but may be liable up to 100% in the event of the default of its affiliates.  In the fourth quarters of 2006 and 2005, the power marketer notified the Company and its affiliates that it has elected to purchase the output for 2007 and 2006, respectively, as specified in the agreement.  In 2004, due primarily to a lack of available biomass fuel, the Company incurred a penalty of approximately $31,500 for the shortfall in production of RPS Attributes.  In 2006, 2005 and 2003, the Company satisfied and delivered the renewable attributes as prescribed in the agreement and, therefore, no penalties were incurred.

Indeck Maine Energy, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE J (continued)

As part of the agreement, the Company has assigned and pledged its receivables from renewable attribute revenue to the power marketer as well as deposited $2,175,000 (included in security deposits in the financial statements) with the power marketer.  In addition, the Company’s affiliates have deposited $825,000 with the power marketer for a total deposit of $3,000,000 as of December 31, 2005.

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.

NOTE K - SUBSEQUENT EVENTS

On August 28, 2006, the Company and Commerce amended the mortgage loan note and subordination agreement whereby the Company was permitted to repay up to $2,500,000 of its subordinated notes to its members, in calendar year 2006.  On December 18, 2006, the Company paid approximately $1,883,000 of interest on the subordinated notes payable to its members and paid approximately $617,000 to Ridgewood Management for reimbursement of working capital advances.